Exhibit 99.1

Eco Wave Power Signs Letter of Intent with UK-Based Wavefront Asset Management for Potential Financing of Global Wave Energy Projects

London, UK – (Newsfile Corp. – February 10, 2026) – Eco Wave Power Global AB (NASDAQ: WAVE) (“Eco Wave Power” or the “Company”), a global leader in onshore wave energy technology, today announced that Eco Wave Power Ltd. has signed a Letter of Intent (“LOI”) with Wavefront Asset Management Limited (“Wavefront” or “WAM”), a UK-based asset management firm specializing in the financing of environmental and sustainable maritime assets.

Under the LOI, Wavefront is expected to provide structured equipment financing and leasing solutions to support the deployment of Eco Wave Power’s proprietary wave energy generation equipment across its global project portfolio. The arrangement is intended to facilitate customer access to flexible financing solutions for wave energy installations, supporting Eco Wave Power’s transition from pilot and demonstration projects to commercial-scale deployments.

Pursuant to the LOI, Eco Wave Power may, at its sole discretion, introduce customers interested in financing wave energy equipment to Wavefront. Wavefront is expected to act as a funder and lessor, acquiring Eco Wave Power equipment and leasing it directly to customers under medium-term finance lease arrangements, subject to customary due diligence and credit approvals.

Wavefront’s contemplated financing solutions may cover up to 100% of equipment costs and may also include installation costs and staged payments, depending on customer profile and transaction structure. Transaction sizes may range from small to large-scale financings, enabling flexibility across different project sizes, markets, and geographies.

In addition, Wavefront is expected to support Eco Wave Power’s commercial efforts by providing leasing quotations and application documentation, participating in customer discussions upon request, conducting credit evaluations, issuing lease documentation, and administering lease agreements throughout their lifecycle.

The LOI has an initial term of 36 months and reflects the parties’ intention to collaborate on providing efficient and scalable financing solutions for Eco Wave Power’s customers worldwide. Except for certain customary provisions, the LOI is non-binding, and any financing transactions will be subject to definitive agreements between Wavefront and the relevant customers.

“Access to tailored financing solutions is critical for accelerating the deployment of renewable energy infrastructure,” said Inna Braverman, CEO and Founder of Eco Wave Power. “This LOI supports our strategy of reducing financing barriers for customers while advancing the commercialization of wave energy. As our global project pipeline continues to grow, we believe collaborations such as this can play an important role in enabling the transition from demonstration projects to commercial-scale installations.”

“We are pleased to enter into this Letter of Intent with Eco Wave Power,” said Kevin Swannack, Director for Wavefront Asset Management. “Eco Wave Power’s technology represents an innovative and practical approach to marine renewable energy and aligns well with our focus on financing environmental and sustainable maritime assets. Through this collaboration, we aim to provide flexible and efficient financing solutions that can support customers deploying wave energy equipment across a range of project sizes and geographies.”

Wavefront Asset Management is dedicated to providing finance for businesses investing in environmental equipment across multiple industries, including the maritime, ports, and energy sectors. Based in the United Kingdom and operating globally, Wavefront manages a significant portfolio of financed assets backed by institutional capital, with a management team experienced in banking and maritime operations.

Eco Wave Power continues to expand its global footprint with projects operational and under development in Israel, the United States and soon also in Europe, and Asia. The Company believes that strategic financing collaborations such as this LOI are essential to supporting long-term growth and accelerating the commercial adoption of wave energy technology worldwide.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honoured with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the intention that Wavefront’s structured financing will facilitate customer access to flexible financing solutions for wave energy installations, supporting Eco Wave Power’s transition from pilot and demonstration projects to commercial-scale deployments, and the Company’s belief that strategic financing collaborations such as this LOI are essential to supporting long-term growth and accelerating the commercial adoption of wave energy technology worldwide. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.